EXHIBIT 99.1

Brookfield Asset Management to Host Investor Day on September 12, 2023

BROOKFIELD, NEWS, Sept. 11, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that it will host an Investor Day on Tuesday, September 12, 2023. The event will run from 10:30 a.m. (ET) until 1:30 p.m. (ET).

The live webcast, along with a copy of the presentation, can be accessed by all interested parties through Brookfield Asset Management’s investor relations website, https://bam.brookfield.com/news-events/events. Please register for the webcast at least 15 minutes prior to the start of the event to download any necessary software. For those unable to view the event live, a replay will be available on its website shortly after the event.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with $850 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com